Exhibit 99.1
Navios Maritime Holdings Inc. Announces Sale of Navios
Orbiter and Navios Luz
Piraeus, Greece, May 18, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, announced today that it has agreed to sell the Navios Orbiter, a 2004-built Panamax vessel of 76,602 dwt, and the Navios Luz, a 2010-built Capesize vessel of 179,144 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) for a total consideration of $130.0 million, payable in the form of $120.0 million in cash and 507,916 common units in Navios Partners.
Navios Holdings intends to use the proceeds from the sale of these vessels for operating purposes, such as repayment of indebtedness or reinvestment in vessels.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.
Forward-Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact:
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com